Exhibit 99.1

Franco-Nevada Provides Update on Corporate Activities

TORONTO, March 2, 2012 — Franco-Nevada Corporation (FNV on TSX and NYSE) (“Franco-Nevada”) is pleased to provide an update on its corporate activities and details for the release of its 2011 financial results.

Recent transactions — over $100 million invested YTD

Timmins West — Franco-Nevada has acquired a 2.25% net smelter return (“NSR”) royalty from Lake Shore Gold Corp. on the Timmins West Complex in Ontario for US$35 million.  Timmins West is currently undergoing a production expansion and the royalty covers a large land position with promising resource growth potential.  In addition to the royalty, Franco-Nevada acquired 10,050,591 common shares of Lake Shore Gold for C$15 million.

Weyburn Unit — Franco-Nevada has added to its working interest in the Weyburn Unit in southeast Saskatchewan for approximately C$55 million.  This is a long-life, conventional unitized oil operation operated by Cenovus Energy Inc.  With this addition, Franco-Nevada’s existing 1.11% working interest in the Weyburn Unit has more than doubled to 2.26%.

Bronzewing — Franco-Nevada has increased its royalty on Navigator Resources Limited’s Bronzewing mine in Western Australia from 1% to 2% for A$4.5 million.

All three acquisitions are on producing assets that are expected to contribute cash flow in the first quarter of 2012.  Net of these acquisitions, the Company has a remaining cash balance of over $700 million available for further investments.

First Uranium asset sales and Sudbury mine plans

In March 2011, Franco-Nevada acquired Gold Wheaton Gold Corp. which owned two South African gold stream assets managed by First Uranium Corporation and three precious metals stream assets in Sudbury managed by Quadra FNX Mining Ltd.

On March 2, 2012 First Uranium announced that it has agreed to sell its principal operating assets, both of which are subject to Franco-Nevada’s gold streams.  The sales are subject to certain conditions, including security holder and other approvals.

•                  Mine Waste Solutions (MWS):  AngloGold Ashanti Limited has agreed to acquire MWS for US$335 million.  Franco-Nevada has been advised that AngloGold intends to continue to process the MWS tailings dumps but will also start to process its own tailings dumps through the MWS plant.  The parties have agreed that Franco-Nevada will be entitled to receive 25% of all the gold produced through the MWS plant including treatment of the AngloGold tailings until Franco-Nevada has received 312,500 ounces of gold starting January 1, 2012.

•                  Ezulwini:  Gold One International Limited has agreed to acquire the Ezulwini mine for $70 million. Franco-Nevada will continue to receive its 7% gold stream interest on Ezulwini’s gold production.  Franco-Nevada has been advised Gold One is exploring the potential to process ore from its nearby Cooke operation at the Ezulwini mill and while this ore will not be subject to the Franco-Nevada gold stream, it could improve the overall economics of the Ezulwini operation.  First Uranium had previously announced that it would consolidate mining to higher grade areas, reduce the workforce and partially write down the carrying value of this asset.

In addition to the First Uranium streams, Franco-Nevada owns, directly, 3,500,000 common shares of First Uranium and, indirectly through Franco-Nevada GLW Holdings Corp., 14,000,000 common shares of First Uranium and C$20 million principal amount of secured convertible debentures (convertible on the basis of $1.30 per share). Franco-Nevada has entered into a support agreement with First Uranium whereby Franco-Nevada has agreed to vote its securities in favour of the above transactions, subject to the right to terminate in certain events.

In Sudbury, Quadra FNX operates three mines on which Franco-Nevada has streams based on 50% of the precious metals contained in the produced ore.  Quadra FNX has announced new mine plans that entail an earlier closing of the Podolsky mine and the potential for accelerated production and reserve additions at the Levack, (Morrison) mine.

When Franco-Nevada acquired Gold Wheaton, it allocated the acquisition price to the five stream assets acquired based on a fair market assessment using reserves, resources and mine plans known at March 2011.  Recently, First Uranium announced that it is restructuring Ezulwini in order to secure the future of this operation and that the restructuring will form the basis of a revised business plan focusing on the more accessible higher-grade ore. The proposed restructuring has resulted in First Uranium recognizing an impairment. Also since the Gold Wheaton acquisition, Quadra FNX has announced that, due to limited exploration success during 2011, it has taken an impairment related to the exploration potential at Podolsky and decided to place these operations on care and maintenance once the 2000 deposit is depleted in 2012. Each of First Uranium and Quadra FNX is currently in transition and Gold One (assuming the transaction above is completed) and KGHM Polska Miedz S.A. (which is in the process of acquiring Quadra FNX) could further revise the mine plans for these assets in 2012.  Franco-Nevada is currently reviewing the estimated combined carrying value of $270 million of these assets and a partial reduction of the carrying value is likely. Franco-Nevada will provide details of its impairment analysis with the release of its 2011 audited financial results on March 21, 2012.

Other Corporate

Holders of Franco-Nevada’s 2012 warrants (exercise price C$32) are reminded that the expiration date for such warrants is March 13, 2012 at 5 p.m. EST.

Fiscal 2011 Conference Call details

Franco-Nevada is scheduled to release its fiscal 2011 financial results after market close on March 21, 2012. Management is scheduled to host a conference call the following morning (March 22, 2012) at 10:00am Toronto time to review the results. Analysts and interested investors are invited to participate as follows:

•                  March 22, 2012 Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Franco-Nevada Corporation Fiscal 2011 Financial Results

•                  Conference Call Replay: A recording will be available until March 29, 2012 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 855-859-2056; Pass code: 51746868

•                  Slides: Presentation slides will be posted at www.franco-nevada.com prior to the call

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.  The Company trades under the symbol FNV on both the Toronto and New York Stock Exchanges.  Franco-Nevada has delivered superior returns to investors through its diversified portfolio of cash-flow producing assets.  It also has interests in some of the largest new gold development and exploration projects in the world. Franco-Nevada’s business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”,  “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions referred to herein; uncertainties  relating to the quantum of the impairment to the carrying values of Ezulwini and Podolsky; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the parties hold a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title disputes related to interests or any of the properties in which the parties hold a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the parties hold a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which the parties hold a royalty, stream or other interest,, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management of the parties believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the necessity to record a partial impairment to the carrying values of Ezulwini and Podolsky; the delivery of the Franco-Nevada common shares and warrants by the depositary and the ceasing to be a reporting issuer process; the ongoing operation of the properties in which the parties hold a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, no adverse development in respect of any significant property in which the parties hold a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and the parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303
Investor.relations@franco-nevada.com